Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 ― Name and Address of Company

InterOil Corporation (“InterOil”)
Suite 300-204 Black Street

Whitehorse, Yukon, Canada

Item 2 ― Date of Material Change

July 21, 2016

Item 3 ― News Release

On July 21, 2016, InterOil and Exxon Mobil Corporation (“ExxonMobil”) jointly issued a news release through the newswire services of PR Newswire, a copy of which is attached as Schedule “A” hereto and is available under InterOil’s profile on SEDAR at www.sedar.com.

Item 4 ― Summary of Material Change

On July 21, 2016, InterOil and ExxonMobil announced that they had signed a definitive agreement (the “Arrangement Agreement”) under which ExxonMobil will acquire all of the outstanding common shares (“Common Shares”) of InterOil. The transaction will be carried out pursuant to a statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (Yukon).

Item 5 ― Full Description of Material Change

See attached news release.

On July 21, 2016, InterOil and ExxonMobil entered into the Arrangement Agreement. The following description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which has been filed separately with the Canadian securities regulators and is available on SEDAR at www.sedar.com. Unless indicated otherwise, references to “Sections” or “Articles” are to the applicable provisions in the Arrangement Agreement and capitalized terms used but not otherwise defined shall have the meanings specified in the Arrangement Agreement.

Arrangement

Under the terms of the Arrangement, holders of InterOil common shares (“Shareholders”) and restricted share units (together with Shareholders, “Securityholders”) will receive, in exchange for each Common Share (including each Common Share issued to holders of restricted share units pursuant to the Arrangement), US$45.00 of shares of ExxonMobil, calculated based on the volume weighted average price of ExxonMobil’s shares on the New York Stock Exchange (the “NYSE”) for the ten (10) consecutive trading days ending on the second trading date immediately prior to closing. In addition, pursuant to the Arrangement, each Securityholder will be entitled to receive, in exchange for each Common Share (including each Common Share issued to holders of restricted share units pursuant to the Arrangement) a contingent resource payment (“CRP”) that is linked to the volume of the PRL 15 2C Resources (as defined in the share purchase agreement dated March 26, 2014 between Total Holdings International B.V. and SPI (208) Limited, a copy of which is available under InterOil’s SEDAR profile at www.sedar.com and is referred to herein as the “Total Sale Agreement”). In particular, upon completion of the Interim Resource Certification contemplated by the Total Sale Agreement, each Securityholder will be entitled to a cash payment of approximately US$7.07 per Common Share (including each Common Share issued to holders of restricted share units pursuant to the Arrangement) for each incremental tcfe of PRL 15 2C Resources (as defined in the Total Sale Agreement) that is above 6.2 tcfe, up to 10.0 tcfe. Any CRP will be made in accordance with the terms and conditions of the Contingent Resource Payment Agreement (the “CRP Agreement”). The CRP will not be transferable and will not be listed on any exchange.

Termination of Agreement with Oil Search Limited and Cancellation of Meeting

The board of directors of InterOil (the “Board”), in consultation with its legal and financial advisors, determined that the Arrangement is a Superior Proposal (as defined in the amended and restated arrangement agreement (the “Oil Search Agreement”) with Oil Search Limited (“Oil Search”) dated effective May 20, 2016) to the previously announced transaction with Oil Search and so advised Oil Search on July 18, 2016 (Sydney time). Immediately prior to entering into the Arrangement Agreement, InterOil terminated the Oil Search Agreement and ExxonMobil paid the termination fee in accordance with the terms of the Oil Search Agreement on behalf of InterOil. The previously scheduled Special Meeting of Securityholders to consider the transaction contemplated by the Oil Search Agreement has been cancelled.

Representations and Warranties

InterOil and ExxonMobil have each provided certain customary representations and warranties in the Arrangement Agreement. Many of InterOil’s representations and warranties are qualified by reference to Company Material Adverse Effect. In addition, all of InterOil’s representations and warranties are qualified by information contained in an electronic data room hosted by InterOil, the disclosure letter provided to ExxonMobil and by reference to InterOil’s public disclosure since January 1, 2015 (excluding disclosure on risk factors and forward-looking information). Similarly, the representations and warranties provided by ExxonMobil are qualified by reference to ExxonMobil’s public disclosure since January 1, 2015 (excluding disclosure on risk factors and forward-looking information).

The representations and warranties made by the Parties were made by and to InterOil and ExxonMobil, as applicable, for the purposes of the Arrangement Agreement (and not to other parties such as Securityholders) and are subject to qualifications and limitations agreed to by the Parties in connection with negotiating and entering into the Arrangement Agreement. In addition, these representations and warranties were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to Securityholders, or may have been used for the purpose of allocating risk between the Parties instead of establishing such matters as facts.

Neither Party’s representations and warranties survive closing of the Arrangement and, accordingly, neither Party would be entitled to seek indemnification for breaches of representations and warranties that are discovered following closing. However, breaches of representations and warranties that are discovered prior to closing may, in certain limited circumstances, permit a Party to not proceed with the Arrangement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Material Change Report, may have changed since the date of the Arrangement Agreement.

Ordinary Course of Business Covenants

The Arrangement Agreement provides that, until the closing of the Arrangement or the termination of the Arrangement Agreement, InterOil and its Subsidiaries will conduct its and their businesses in the ordinary course, consistent with past practice, and will, among other things, use commercially reasonable efforts to preserve intact its and their present business organization and goodwill. In addition to this general covenant, InterOil has also agreed to certain specific covenants, which, among other things, restrict the ability of InterOil to issue Common Shares (or securities convertible into Common Shares), declare dividends or distributions, encumber or sell assets, reorganize, amalgamate or merge with any other Person, amend, modify or terminate certain material contracts, grant increases in compensation or severance entitlements, incur or guarantee any additional indebtedness or make capital expenditures, in each case, where applicable, subject to certain thresholds and/or exceptions.

Operational Matters

The Arrangement Agreement provides that ExxonMobil will cause its Subsidiaries to support, and not obstruct or delay, the drilling of the Antelope-7 well, including voting in favor of the Antelope-7 well at all an Operating Committee Meetings convened by the operator of the PRL 15 joint venture (including any re-votes).

Non-Solicitation Covenant and Change of Recommendation and Match Rights

Non-Solicitation

Except as expressly provided in the Arrangement Agreement, InterOil may not, directly or indirectly, through any officer, director, employee, representative (including any financial or other advisor) or agent of InterOil or of any of its Subsidiaries (collectively, “Representatives”):

(a)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, proposals or offers relating to any Acquisition Proposal;

(b)	engage in, continue or otherwise participate in any discussions or negotiations regarding, furnish to any Person any information or data with respect to, or otherwise cooperate with or take any other action to facilitate any proposal that constitutes or would reasonably be expected to lead to any Acquisition Proposal (it being understood that InterOil may inform persons of the non-solicitation provisions contained in the Arrangement Agreement);

(c)	approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of seven (7) days shall not be considered to be a breach of the Arrangement Agreement);

(d)	waive, release, modify, amend or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive, release, modify, amend or otherwise forbear in respect of, any rights or other benefits under confidential information agreements relating to an Acquisition Proposal, including any “standstill” or similar provisions thereunder (it being acknowledged and agreed that the automatic termination of any such agreement or any provision of any such agreement pursuant to the express terms of any such agreement, shall not be in violation of this clause);

(e)	accept, recommend, approve, agree to or endorse, or propose publicly to accept, recommend, approve, agree to or endorse, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement); or

(f)	make a Company Change in Recommendation.

Change in Recommendation

Notwithstanding any other provision of the Arrangement Agreement and any other agreement between InterOil and ExxonMobil, at any time following the date of the Arrangement Agreement and prior to obtaining the Requisite Approval, InterOil may make a Company Change in Recommendation or accept, approve or enter into any agreement, understanding or arrangement with respect to an Acquisition Proposal, but only if prior to doing so:

(a)	the Board has concluded in good faith, (i) after considering any proposals by ExxonMobil to adjust the terms and conditions of the Arrangement Agreement as contemplated under the heading “Match Rights” below and (ii) after receiving advice from its financial advisors and outside counsel, that the applicable Acquisition Proposal constitutes a Superior Proposal;

(b)	InterOil has complied, in all material respects, with its applicable obligations set forth in the non-solicitation provisions of the Arrangement Agreement;

(c)	three (3) days has elapsed from the time InterOil gave notice pursuant to clause (d) below to ExxonMobil (the “Response Period”) and, if ExxonMobil has proposed to amend the terms of the Arrangement in accordance with its right to match any Superior Proposals, the Board has determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the applicable Acquisition Proposal continues to be a Superior Proposal;

(d)	InterOil has given ExxonMobil at least three (3) days advance notice of any decision by the Board to make a Company Change in Recommendation or accept, approve or enter into any agreement understanding or arrangement with respect to an Acquisition Proposal (A) confirming that the Board has determined that such Acquisition Proposal constitutes a Superior Proposal; and (B) identifying the third party making the Superior Proposal and include a copy thereof (including a proposed definitive agreement and all supporting documents) and any amendments thereto; and

(e)	substantially concurrently with entering into any binding written agreement with respect to an Acquisition Proposal that is a Superior Proposal, InterOil terminates the Arrangement Agreement and pays to ExxonMobil the Company Termination Fee of $67 million in accordance with the terms of the Arrangement Agreement.

Match Right

During the Response Period, ExxonMobil may propose to amend the terms of the Arrangement Agreement. InterOil will negotiate in good faith and the Board will review any proposal by ExxonMobil to amend the terms of the Arrangement Agreement in order to determine in good faith (in consultation with its financial advisors and legal counsel) whether ExxonMobil’s proposal to amend the Arrangement Agreement would result in the Acquisition Proposal ceasing to be a Superior Proposal. Each successive amendment to any Superior Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Shareholders will constitute a new Superior Proposal and a new three (3) day period shall commence. If the Board determines that the Acquisition Proposal is not a Superior Proposal as compared to the proposed amendments to the terms of the Arrangement Agreement, it will promptly enter into an amended agreement with ExxonMobil reflecting such proposed amendments.

Definition of “Acquisition Proposal” and “Superior Proposal”

For purposes of the Arrangement Agreement, an “Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only InterOil and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons acting “jointly or in concert” (where such phrase has the meaning ascribed thereto in applicable Securities Laws), whether or not in writing or subject to a due diligence or other condition, after the date hereof relating to: (a) any acquisition or purchase (or any arrangement having the same economic effect as an acquisition or purchase), direct or indirect, through one or more transactions, of: (i) the assets of InterOil and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 15% or more of the consolidated assets of InterOil and its Subsidiaries, taken as a whole (which assets may include equity interests in InterOil’s Subsidiaries); (ii) 15% or more of any voting or equity securities of InterOil; or (iii) any of InterOil’s participating interest in a Designated Licence or any securities of a Subsidiary that, directly or indirectly through another Subsidiary, holds any participating interest in a Designated Licence; (b) any take-over bid, issuer bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 15% or more of any class of voting or equity securities of InterOil; (c) a plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, share reclassification, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving InterOil and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 15% or more of the consolidated assets of InterOil and its Subsidiaries, taken as a whole; or (d) any other transaction involving the acquisition of any assets or equity securities of InterOil or its subsidiaries, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the Parties under the Arrangement Agreement or the Arrangement.

For purposes of the Arrangement Agreement, a “Superior Proposal” means an unsolicited written bona fide Acquisition Proposal to acquire all or substantially all of the shares or assets of InterOil or its Subsidiaries made after the date hereof from a Person (other than ExxonMobil): (a) in respect of which it has been demonstrated to the satisfaction of the Board, acting in good faith after consultation with its financial advisor(s) and outside legal counsel, that adequate arrangements have been made in respect of any funds and any other consideration required to complete such Acquisition Proposal and such funds and other consideration are, or are likely to be, available; (b) that the Board determines in good faith, after consultation with its financial advisors and outside counsel, is reasonably capable of being completed without undue delay, taking into account all financial, legal regulatory and other aspects of such proposal and the Person making such proposal; (c) that did not arise out of or relate to a breach of Section 5.7 [Non-Solicitation]; (d) that is not subject to any due diligence (except for confirmatory due diligence) or access condition; and (e) in respect of which the Board determined in good faith (after the receipt of advice from their legal counsel with respect to clause (i) below and their financial advisors with respect to clause (ii) below) that: (i) failure to recommend such Acquisition Proposal to the Shareholders would be inconsistent with its fiduciary duties, and (ii) such Acquisition Proposal, taking into account all of the terms and conditions thereof, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement (including in each case after taking into account any modifications to the Arrangement Agreement proposed by the Parties in accordance with the “Match Rights” set forth in the Arrangement Agreement).

Conditions Precedent to the Consummation of the Arrangement

Mutual Conditions Precedent

InterOil and ExxonMobil are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of InterOil and ExxonMobil:

(f)	the Requisite Approval shall have been obtained at the Company Meeting in accordance with the Interim Order;

(g)	the Interim Order and the Final Order have been obtained on terms consistent with the Arrangement Agreement, and have not been set aside or modified in a manner unacceptable to InterOil or ExxonMobil acting reasonably, on appeal or otherwise;

(h)	no Governmental Entity has enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(i)	the Regulatory Approvals have been obtained;

(j)	ExxonMobil has delivered evidence to InterOil that the ExxonMobil shares issuable pursuant to the Arrangement shall be approved for listing on the NYSE, subject to official notice of issuance;

(k)	the ExxonMobil shares to be issued pursuant to the Arrangement have been allotted by the board of directors of ExxonMobil conditional only on completion of the Arrangement and such ExxonMobil shares shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof or another available exemption; and

(l)	the CRP Agreement has been duly executed and delivered by ExxonMobil and the Escrow Agent appointed thereunder and shall be in full force and effect.

Conditions Precedent to the Obligations of ExxonMobil

The obligation of ExxonMobil to complete the Arrangement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of ExxonMobil and may be waived by ExxonMobil:

(m)	all covenants of InterOil under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by ExxonMobil shall have been duly performed or complied with by InterOil in all material respects;

(n)	the representations and warranties of InterOil set forth in (i) Sections 3.1(b) [Authority Relative to the Arrangement Agreement], 3.1(g)(i) [Authorized Share Capital] and 3.1(p)(ii) [No Company Material Adverse Effect] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time; (ii) Sections 3.1(dd)(ii) [Good and Marketable Title to the Designated Licences] and 3.1(dd)(iii) [No Default under Designated Licence] shall be true and correct in all material respects as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time; and (iii) the remaining representations and warranties of InterOil, other than those to which clauses (i) and (ii) above apply, shall be true and correct in all respects (disregarding any materiality or Company Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a Company Material Adverse Effect;

(o)	since the date of the Arrangement Agreement, there shall not have occurred a Company Material Adverse Effect;

(p)	no action, suit or proceeding against ExxonMobil or InterOil or their respective Subsidiaries shall have been taken by any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, ministry, bureau or agency (domestic or foreign) and no applicable Law shall have been enacted or promulgated, which has had or, if the Arrangement was consummated, would (i) result in a Company Material Adverse Effect or ExxonMobil Material Adverse Effect; (ii) enjoin or prohibit, or impose material conditions or terms on, the rights of ExxonMobil to own or exercise full ownership of the Common Shares upon completion of the Arrangement or the ownership or operation of the business or any material assets of ExxonMobil, InterOil or any of their respective Subsidiaries; or (iii) would materially impede the ability of the Parties to complete the Arrangement; and

(q)	Shareholders holding not more than 33⅓% of the Common Shares then outstanding shall have validly exercised, and not withdrawn, Dissent Rights.

Conditions Precedent to the Obligations of InterOil

The obligation of InterOil to complete the Arrangement is subject to the fulfillment of each of the following conditions, which conditions are for the exclusive benefit of InterOil and may be waived by InterOil:

(r)	all covenants of ExxonMobil under the Arrangement Agreement to be performed or complied with on or before the Effective Time which have not been waived by InterOil shall have been duly performed or complied with by ExxonMobil in all material respects;

(s)	the representations and warranties of ExxonMobil set forth in (i) Section 4.1(b) [Authority Relative to the Arrangement Agreement] 4.1(j) [Absence of Certain Changes or Events] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time; (ii) Section 4.1(e)(i) [Number of ExxonMobil Shares] shall be true and correct in all respects (other than de minimis inaccuracies) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement shall be true and correct in all respects as of such date); and (iii) the remaining representations and warranties of ExxonMobil, other than those to which clauses (i) and (ii) apply, shall be true and correct in all respects (disregarding any materiality or ExxonMobil Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date), except in the case of this clause (iii) where the failure to be so true and correct in all respects, individually and in the aggregate, would not result in a ExxonMobil Material Adverse Effect;

(t)	since the date of the Arrangement Agreement, there shall not have occurred a ExxonMobil Material Adverse Effect; and

(u)	ExxonMobil shall have deposited the consideration with the Depositary in accordance with the terms of the Arrangement Agreement.

Termination

Subject to applicable notice and cure provisions, the Arrangement Agreement may be terminated at any time prior to the Effective Time:

(v)	by mutual written agreement of InterOil and ExxonMobil;

(w)	by either InterOil or ExxonMobil, if:

(i)	the Effective Time does not occur on or before the Outside Date, except that this right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its covenants or obligations or breach of any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(ii)	any mutual conditions precedent, other than the condition to obtain Requisite Approval at the Meeting, becomes incapable of being satisfied by the Outside Date, except that the right to terminate the Arrangement Agreement will not be available to any Party whose failure to fulfill any of its covenants or obligations or breach any of its representations and warranties under the Arrangement Agreement has been the cause of, or resulted in, the failure of such condition to be satisfied; or

(iii)	the Requisite Approval has not been obtained after a vote of the Securityholders at the Company Meeting in accordance with the Interim Order.

(x)	by ExxonMobil, if:

(i)	prior to the Requisite Approval having been obtained: (1) the Board fails to recommend or publicly withdraws, modifies or qualifies, in a manner adverse to ExxonMobil, its recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for not more than seven (7) days shall not be considered an adverse modification or qualification), unless ExxonMobil shall have breached a covenant under the Arrangement Agreement in such a manner that InterOil would be entitled to terminate the Arrangement Agreement; or (2) the Board shall have publicly approved or recommended, or entered into a binding written agreement with respect to, any Acquisition Proposal (other than a confidentiality agreement permitted by the terms of the Arrangement Agreement) ((1) and (2) collectively a “Company Change in Recommendation”); or

(ii)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of InterOil set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions precedent or the conditions precedent to the obligations of ExxonMobil not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date (as reasonably determined by ExxonMobil), or is not cured in accordance with the terms of the Arrangement Agreement, and provided that ExxonMobil is not then in breach of the Arrangement Agreement so as to cause any mutual conditions precedent or conditions precedent to the obligations of ExxonMobil not to be satisfied; or

(iii)	if InterOil is in material breach of any of InterOil’s covenants or obligations with respect to non-solicitation as set out in the Arrangement Agreement, and, to the extent such breach is capable of being cured, such breach has not been cured within ten (10) days following delivery of written notice by ExxonMobil to InterOil of such breach.

(y)	by InterOil, if:

(i)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of ExxonMobil set forth in the Arrangement Agreement shall have occurred that would cause the mutual conditions precedent or conditions precedent to the obligations of InterOil not to be satisfied, and such breach or failure is incapable of being cured by the Outside Date (as reasonably determined by InterOil) or is not cured in accordance with the terms of the Arrangement Agreement, and provided that InterOil is not then in breach of the Arrangement Agreement so as to cause any mutual conditions precedent or conditions precedent to the obligations of InterOil not to be satisfied; or

(ii)	it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement permitted by the Arrangement Agreement), subject to compliance with the non-solicitation provisions of the Arrangement Agreement in all material respects and subject to the payment of the Company Termination Fee to ExxonMobil substantially concurrently with such termination.

Termination Fee

Company Termination Fee Payable by InterOil

If a Company Termination Fee Event occurs, InterOil shall pay ExxonMobil a termination fee in the amount of $67,000,000 (the “Company Termination Fee”). For the purposes of the Arrangement Agreement, “Company Termination Fee Event” means the termination of the Arrangement Agreement:

(z)	by ExxonMobil as a result of a Company Change in Recommendation (but not including a termination by ExxonMobil in circumstances where the Company Change in Recommendation resulted from the occurrence of an ExxonMobil Material Adverse Effect);

(aa)	by the Company in order to enter into a Superior Proposal;

(bb)	by either Party if the Effective Time has not occurred before the Outside Date or if the Requisite Approval was not obtained but only if:

(i)	prior to such termination (if the Effective Time has not occurred before the Outside Date) or prior to the Company Meeting (if Requisite Approval was not obtained), a bona fide Acquisition Proposal for InterOil shall have been made or publicly announced by any Person other than ExxonMobil; and

(ii)	within 12 months following the date of such termination, (A) InterOil or one or more of its Subsidiaries enters into a definitive agreement in respect of an Acquisition Proposal which is later consummated or (B) an Acquisition Proposal shall have been consummated.

For purposes of this termination provision, the term “Acquisition Proposal” shall have the meaning assigned to such term above, except that a reference to “15%” in such definition shall be deemed to be a reference to “50%”, and shall exclude any Acquisition Proposal that constitutes an Acquisition Proposal solely because of any offer, proposal or inquiry to acquire or purchase any of InterOil’s participating interest in a Designated Licence, unless the Acquisition Proposal referred to in clause (i) or (ii) above was made or publicly announced prior to the termination of the Arrangement Agreement or the Company Meeting, as applicable, by any Person other than ExxonMobil.

(cc)	by ExxonMobil, as a result of a breach of InterOil’s non-solicitation covenants.

Item 6 ― Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 ― Omitted Information

None.

Item 8 ― Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Singapore David Wu Vice President Investor Relations T: +65 6507 0222 E: david.wu@interoil.com	United States Cynthia Black Investor Relations North America T: +1 212 653 9778 E: cynthia.black@interoil.com

Item 9 ― Date of Report

August 1, 2016 (Eastern time).

Schedule “A”

Please see attached.

ExxonMobil to Acquire InterOil in Transaction Worth More Than $2.5 Billion

IRVING, Texas, SINGAPORE and PORT MORESBY, Papua New Guinea, July 21, 2016 /PRNewswire/ --

  ExxonMobil to pay $45 per share plus additional cash payment based on Elk-Antelope resource size
  Boards of directors of both companies unanimously approve terms of agreement
  Acquisition adds to ExxonMobil resources in successful Papua New Guinea business
  Oil Search transaction terminated

Exxon Mobil Corporation (NYSE: XOM) and InterOil Corporation (NYSE: IOC, POMSox: IOC) today announced an agreed transaction worth more than $2.5 billion, under which ExxonMobil will acquire all of the outstanding shares of InterOil (the ExxonMobil Transaction).

"This agreement will enable ExxonMobil to create value for the shareholders of both companies and the people of Papua New Guinea," said Rex W. Tillerson, chairman and chief executive of Exxon Mobil Corporation.

"InterOil's resources will enhance ExxonMobil's already successful business in Papua New Guinea and bolster the company's strong position in liquefied natural gas."

InterOil Chairman Chris Finlayson, said, "Our board of directors thoroughly reviewed the ExxonMobil transaction and concluded that it delivers superior value to InterOil shareholders. They will also benefit from their interest in ExxonMobil's diverse asset base and dividend stream."

Under the terms of the agreement with ExxonMobil, InterOil shareholders will receive:

  A payment of $45.00 per share of InterOil, paid in ExxonMobil shares, at closing. The number of ExxonMobil shares paid per share of InterOil will be calculated based on the volume weighted average price (VWAP) of ExxonMobil shares over a measuring period of 10 days ending shortly before the closing date (Share Consideration).
  A Contingent Resource Payment (CRP), which will be an additional cash payment of $7.07 per share for each trillion cubic feet equivalent (tcfe) gross resource certification of the Elk-Antelope field above 6.2 tcfe, up to a maximum of 10 tcfe. The CRP will be paid on the completion of the interim certification process in accordance with the Share Purchase Agreement with Total SA, which will include the Antelope-7 appraisal well, scheduled to be drilled later in 2016. The CRP will not be transferrable and will not be listed on any exchange.

Together the Share Consideration and the CRP represent a material premium to the closing price of InterOil shares on May 19, 2016 -- the day prior to the announcement of the Oil Search transaction -- based on a range of Elk-Antelope resource estimates:

Tcfe	6.2	7.0	8.0	9.0	10.0
	(Base Volume)				(Cap)
Share Consideration Value	$ 45.00	$ 45.00	$ 45.00	$ 45.00	$ 45.00
CRP - Potential Value[1]	$ 0.00	$ 5.66	$ 12.73	$ 19.80	$ 26.87
Aggregate Consideration (US$/share)	$ 45.00	$ 50.66	$ 57.73	$ 64.80	$ 71.87
Premium to May 19 close[2]	42.2%	60.1%	82.4%	104.7%	127.1%
Premium to 1-month VWAP[3]	41.2%	58.9%	81.1%	103.2%	125.4%
Premium to 3-month VWAP[4]	48.2%	66.8%	90.1%	113.4%	136.6%

1 Represents potential future payment at given certified resource level; not discounted to present value.

2 Based on InterOil's closing price of US$31.65 per share as of May 19, 2016, prior to announcement of the Oil Search transaction.

3 Based on InterOil's 1-month VWAP up to and including May 19, 2016 of US$31.88 per share.

4 Based on InterOil's 3-month VWAP up to and including May 19, 2016 of US$30.37 per share.

Compelling Benefits of the Transaction

When concluded, this transaction will give ExxonMobil access to InterOil's resource base, which includes interests in six licenses in Papua New Guinea covering about four million acres, including PRL 15. The Elk-Antelope field in PRL 15 is the anchor field for the proposed Papua LNG project.

ExxonMobil's more than 40 years of experience in the global LNG business enables it to efficiently link complex elements such as resource development, pipelines, liquefaction plants, shipping and regasification terminals, which it has demonstrated through the PNG LNG project, working closely with co-venturers, national, provincial and local governments, and local communities. ExxonMobil will bring to bear its industry-leading performance and strong commitment to excellence as it grows its business in Papua New Guinea.

The PNG LNG project, the first of its kind in the country, was developed by ExxonMobil in challenging conditions on budget and ahead of schedule and is now exceeding production design capacity, demonstrating the company's leadership in project management and operations.

ExxonMobil will work with co-venturers and the government to evaluate processing of gas from the Elk-Antelope field by expanding the PNG LNG project. This would take advantage of synergies offered by expansion of an existing project to realize time and cost reductions that would benefit the PNG Treasury, the government's holding in Oil Search, other shareholders and landowners.

Path to Completion

The ExxonMobil Transaction has been unanimously approved by the boards of both companies. The InterOil board unanimously recommends that InterOil shareholders approve the ExxonMobil Transaction.

The ExxonMobil Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (Yukon) and will require the approval of at least 66 2/3 percent of the votes cast by InterOil shareholders at a special meeting expected to take place in September, 2016.

In addition to InterOil shareholder and court approvals, the ExxonMobil Transaction is also subject to other customary conditions. Subject to obtaining the aforementioned approvals and satisfaction of closing conditions, the ExxonMobil Transaction is expected to close in September, 2016.

Further information regarding the transaction with ExxonMobil will be included in an information circular, which will be mailed to InterOil shareholders in due course. Copies of the key transaction documents for the ExxonMobil Transaction (being the arrangement agreement and the information circular) will be available online under InterOil's corporate profile at www.sedar.com.

Oil Search Transaction

The InterOil board of directors, in consultation with its independent legal and financial advisors, determined that the ExxonMobil Transaction is superior to the previously announced transaction with Oil Search Limited (ASX:OSH, POMSoX: OSH) and so advised Oil Search on July 18, 2016. Immediately prior to entering into the arrangement agreement with ExxonMobil, InterOil terminated its previously announced arrangement agreement with Oil Search, and ExxonMobil is paying Oil Search the termination fee in accordance with the requirements of the Oil Search arrangement agreement on behalf of InterOil. The previously scheduled Special Meeting of Shareholders to vote for the approval of the Oil Search transaction has been cancelled.

Advisers

Davis Polk & Wardwell LLP and Blake, Cassels & Graydon LLP served as legal advisers to ExxonMobil in relation to the ExxonMobil Transaction.

Credit Suisse (Australia) Limited, Morgan Stanley & Co. LLC and UBS served as financial advisers to InterOil in relation to the ExxonMobil Transaction, and Wachtell, Lipton, Rosen & Katz and Goodmans served as its legal advisers. Morgan Stanley & Co. LLC provided the InterOil board with a Fairness Opinion.

About ExxonMobil

ExxonMobil, the largest publicly traded international oil and gas company, uses technology and innovation to help meet the world's growing energy needs. ExxonMobil holds an industry-leading inventory of resources and is one of the world's largest integrated refiners, marketers of petroleum products and chemical manufacturers. For more information, visit www.exxonmobil.com or follow us on Twitter www.twitter.com/exxonmobil.

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000 square kilometers. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Contacts:

For InterOil:

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

Singapore	United States
Ann Lee Communications Specialist	James Golden/ Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +65 6507 0222 E: ann.lee@interoil.com	T: +1 212 355 4449 E: ioc-jf@joelefrank.com

For ExxonMobil:

ExxonMobil Media Relations
T: +1-972-444-1107
E: media@exxonmobil.com

Cautionary Statement Regarding Forward-Looking Statements

Statements in this release relating to future plans, projections, events or conditions are forward-looking statements. Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed acquisition; the risk that a condition to closing of the proposed acquisition may not be satisfied; the risk that a regulatory or other required approval for the proposed acquisition is not obtained or is obtained subject to conditions that are not anticipated; and the outcome of the resource certification process for the Elk-Antelope field as applicable to the Contingent Resource Payment. Other factors that could materially affect ExxonMobil's future project plans, timing and results relating to the acquisition include: changes in long-term oil or gas prices or other market or economic conditions affecting the oil and gas industry; completion of development projects as planned; unforeseen technical difficulties; political events or disturbances; reservoir performance; the outcome of commercial negotiations; wars and acts of terrorism or sabotage; changes in technical or operating conditions; and other factors discussed under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's website and in Item 1A of ExxonMobil's 2015 Form 10-K. No assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if any of them do what impact they will have on the future results of operations or financial condition of ExxonMobil. Neither ExxonMobil nor InterOil assumes any duty to update these statements as of any future date. References to gas resources in this release may include amounts that ExxonMobil or InterOil believe will ultimately be produced but that are not yet classified as "proved reserves" under U.S. SEC definitions.

Legal Notice

None of the securities anticipated to be issued pursuant to the arrangement agreement for the ExxonMobil Transaction have been or will be registered under the United States Securities Act of 1933, as amended (U.S. Securities Act), or any state securities laws, and any securities issued in the acquisition are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation or an offer to buy any securities.